Room 4561
September 23, 2005

via U.S. mail

Charles K. Narang
Chairman and Chief Executive Officer
NCI, Inc.
11730 Plaza America Drive
Reston, Virginia 20190

      Re:	NCI, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 6, 2005
		File No. 333-127006

Dear Mr. Narang:

      We have reviewed your amendment to your registration statement and have the following additional comments regarding your financial statements and related matters. We continue to evaluate the balance of your responses and related disclosure and will promptly transmit you additional comments to the extent necessary.

General

MD&A:  Critical Accounting Policies - Stock-Based Compensation,
page
37

1. We do not believe that you completely responded to our prior comments no. 27 and 43. You indicate that the valuation to determine the fair value of your common stock was performed in-house. We would expect that since you have not obtained the valuation from an unrelated valuation specialist, the following should be disclosed in your MD&A:

* Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.
* We note your disclosures on page 37 where you indicate that the factors contributing to the increase in the fair market value are the anticipated marketability of the stock and our increased organic growth in the first six months of 2005." These disclosures are somewhat vague. Revise to enhance your discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Your discussion should clarify the reasons for any difference between the fair value at each option grant date and the estimated IPO price range. Also, based on this statement, explain why the fair value of common stock on June 15, 2005 was $8.93 vs. $9.14 on April 1, 2005.
We would expect your fair value of common stock to increase in June
15, 2005.

Refer to paragraphs 180 and 182 of the AICPA`s Audit and Accounting
Practice Aid.

2. Tell us why you believe the market approach was the appropriate valuation method to use and tell us how you considered the Company`s stage of development in selecting this approach. Also, describe for us the selected comparable enterprises and the process followed in determining your selection.

3. Your valuation calculation in Annex III indicates the use of
30%
discount rate on your enterprise value for options granted during 2004 and 2005. Explain to us how you determined that 30% discount rate demonstrates an objective determination of your fair value. Tell us why your discount rate does not change quarterly as your marketability improves with expected initial public offering. Also, tell us how you considered the factors as outlined in paragraph 58 of the AICPA`s Audit and Accounting Practice Aid in determining the amount of your discount.

Note 2:  Summary of Significant Accounting Policies - Revenue
Recognition, page F-8

4. We note your response to our prior comment no. 39 where you indicate that fixed price completion contracts are agreements to perform all acts required in the statement of work under a contract regardless of the actual costs incurred in performance. This statement implies that the costs incurred bear no direct relationship to the performance specified in the contract. Therefore, we are still unclear as to how you determined that the use of the input measure of performance is the appropriate measure to use on your fixed-price completion contracts. Explain the relationship between cost and performance of services specified in the fixed-price completion contracts and tell us why use of input measure is appropriate.


Note 6 - Stockholder`s Equity and Related Items, Stock Options, page
F-17
5. We note your revised table in Note 6 that shows the options granted during the twelve month period ended, June 30, 2005. Revise to include the fair value of common stock for each month of grant. Also, include in the financial statement footnotes disclosures indicating that the valuation was contemporaneous and was performed by management.
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kari Jin at (202) 551-3481 or Kathleen
Collins,
Branch Chief - Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.
Please contact Perry Hindin at (202) 551-3444 or Anne Nguyen,
Special
Counsel, at (202) 551- 3611 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,



Mark P. Shuman
Branch Chief - Legal
Office of Computers and Online Services


cc:	via facsimile
      David Charles, Esq.
      Pillsbury Winthrop Shaw Pittman LLP
      (F) (703) 770-7901
Charles K. Narang
NCI, Inc.
September 23, 2005
Page 1